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FOR IMMEDIATE RELEASE


VIMPELCOM ISSUES CONSENT TO ALFA GROUP'S ACQUISITION OF STAKE IN MEGAFON

Moscow, and New York (August 28, 2003) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced that its Board of Directors has approved the granting of consent by VimpelCom to the Alfa Group's purchase of an indirect 25.1% equity stake in the Russian cellular operator, OAO "Megafon". VimpelCom's consent was required under the terms of the Registration Rights Agreement by and among the Company, Eco Telecom Limited (part of the Alfa Group) and Telenor East Invest AS, dated as of May 30, 2001, as amended. The consent contemplates that the parties will explore a possible business combination between OAO "Megafon" and VimpelCom in the future.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, in part, to the possible discussions of a business combination between OAO "Megafon" and VimpelCom. The parties may determine that any such transaction is not desirable or if desirable, may not be consummated. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from regulatory authorities, competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia and other factors. As a result of such risks and uncertainties, there can be no assurance that a business combination could be consummated. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:


Valery Goldin                                             Christopher Mittendorf
VimpelCom (Moscow)                                   Edelman Financial Worldwide
Tel: 7(095) 974-5888                                        Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com